
03025456

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
JUN 2 6 2003
WASH. D.C.
187
SECTION

FORM 11-K

(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED). For the fiscal year ended December 31, 2002.

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXHCANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from ____________ to ____________

Commission file number: 0-27428

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Retirement Plan for OceanFirst Bank

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: OceanFirst Financial Corp.
975 Hooper Avenue, Toms River, New Jersey 08753

REQUIRED INFORMATION

Items 1-3. The Retirement Plan for OceanFirst Bank (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. The plan intends to file such financial statements and schedules in lieu of the financial statements required by these items as permitted by Item 4.

Item 4. The Retirement Plan for OceanFirst Bank, which is subject to ERISA, files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

Financial Statements. Listed below are all financial statements and schedules filed as a part of the annual report:

(a) Audited Statements of Net Assets Available for Plan Benefits as of December 31, 2002 and December 31, 2001 and the related Statements of Changes in Net Assets Available for Plan Benefits for the years then ended and the schedule of assets held for investment purposes at end of year.

Exhibits

The following exhibits are filed as part of this report.

23.0 Consent of KPMG LLP

99.1 CEO Certification pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes-Oxley Act of 2002.

99.2 CFO Certification pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes-Oxley Act of 2002.

FINANCIAL STATEMENTS

RETIREMENT PLAN FOR
OCEANFIRST BANK

Financial Statements and Schedule

December 31, 2002 and 2001

(With Independent Auditors' Report Thereon)



New Jersey Headquarters
150 John F. Kennedy Parkway
Short Hills, NJ 07078

Independent Auditors' Report

The Board of Trustees
Retirement Plan for OceanFirst Bank:

We have audited the accompanying statements of net assets available for plan benefits of the Retirement Plan for OceanFirst Bank as of December 31, 2002 and 2001, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Retirement Plan for OceanFirst Bank as of December 31, 2002 and 2001, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the 2002 basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2002 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2002 basic financial statements taken as a whole.

KPMG LLP

June 6, 2003

RETIREMENT PLAN FOR
OCEANFIRST BANK

Statements of Net Assets
Available for Plan Benefits

December 31, 2002 and 2001

	2002	2001
Assets:		
Investments (notes 1 and 6):		
Insurance Company Pooled Separate Accounts	$4,378,849	$4,531,882
Common Stock	5,240,046	3,755,714
Participant loans receivable	193,696	18,621
	9,812,591	8,506,217
Liabilities – due to employer on forfeitures	-	4,679
Net assets available for plan benefits	$9,812,591	$8,501,538

See accompanying notes to financial statements.

RETIREMENT PLAN FOR
OCEANFIRST BANK

Statements of Changes in Net Assets
Available for Plan Benefits

Years Ended December 31, 2002 and 2001

	2002	2001
Additions to net assets attributed to:		
Investment income (note 6):		
Net appreciation (depreciation) in fair value of Investments	$ 897,062	$(350,335)
Interest and dividends	55,655	55,944
	952,717	(294,391)
Employee Contributions	1,226,722	1,033,301
Total additions	2,179,439	738,910
Deductions from net assets attributed to:		
Benefits to participants	866,886	813,747
Expenses	1,500	1,575
Net increase (decrease)	1,311,053	(76,412)
Net assets available for plan benefits at beginning of year	8,501,538	8,577,950
Net assets available for plan benefits at end of year	$9,812,591	$8,501,538

See accompanying notes to financial statements.

RETIREMENT PLAN FOR
OCEANFIRST BANK

Notes to Financial Statements

December 31, 2002 and 2001

(1) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements of the Retirement Plan for OceanFirst Bank (the Plan) for employees of OceanFirst Bank (OceanFirst) have been prepared on an accrual basis and present the net assets available for plan benefits and changes in those net assets.

(b) Investments in Insurance Company Pooled Separate Accounts and Stock Fund

Under the terms of an agreement with Diversified Investment Advisors (Diversified), a subsidiary of AUSA Life Insurance Company (AUSA), and OceanFirst, Diversified maintains separate pooled accounts into which certain of the contributions made by OceanFirst on behalf of its employees and contributions made by OceanFirst employees are invested. Additionally, OceanFirst has appointed Investors Bank and Trust Company ("Investors") as custodian for the OceanFirst Financial Corp. stock fund. Investments are stated at current fair value based on current market quotations. Interest and dividend income is recognized in the period earned.

(c) Investments in the Guaranteed Interest Contract Fund

Under the terms of the agreement with Diversified, contributions are also invested in AUSA's Guaranteed Interest Contract Fund (GIC Fund). The GIC Fund is stated at contract value. The contract value of the GIC Fund represents contributions made to the GIC Fund plus interest based on the contract rate, less distributions from and administrative expenses of the contract.

(d) Concentration of Risk

The assets of the Plan are primarily financial instruments which are monetary in nature. As a result, interest rates have a more significant impact on the Plan's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services as measured by the consumer price index. Investments in funds are subject to risk conditions of the individual mutual fund objectives, stock market, interest rates, economic conditions, and world affairs.

RETIREMENT PLAN FOR
OCEANFIRST BANK

Notes to Financial Statements Continued

(2) Description of Plan

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. The Plan is a defined contribution plan which became effective on September 1, 1988. Substantially all employees of OceanFirst who have attained the age of 21 and have completed or are expected to complete 1,000 hours of service in the 12-month period following the employee's employment date may join the Plan after completing six months of service, as defined. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Participants may contribute from 1% to 15% of earnings (as defined), subject to legal limitations. A participant may direct their contributions among the funds in any manner they desire, provided that all directed allocations be in whole percentages.

Under the terms of the insurance contract between Diversified and OceanFirst, Diversified is authorized to execute and enter into any and all agreements for the purpose of effecting the Plan. All monies contributed to the Plan are forwarded to Diversified and invested in either OceanFirst Financial Corp. common stock, separate pooled accounts or a guaranteed interest contract fund in accordance with employee investment elections. The separate pooled accounts available for investments include either the Money Market Fund (invests in cash equivalent securities such as commercial paper, bank paper, U. S. Treasury bills and repurchase agreements), the Intermediate Government Bond Fund (invests in fixed income securities, primarily U. S. Government bonds), the Government Fixed Bond Fund (invests in obligations issued, insured or guaranteed by the U.S. Government or national mortgage agencies, including GNMA, FHLMC and FNMA certificates, and U. S. Treasury issues), the Core Bond Fund (invests in U.S. Government securities, mortgage-backed securities and investment grade corporate bonds), the High Yield Bond Fund (invests in lower rated, high yield corporate debt securities), the Value and Income Fund (invests in high yielding common stocks), the Growth and Income Fund (invests in common stocks, convertibles, rights and warrants), the Special Equity Fund (invests in common stocks of small to medium size growth oriented companies), the Aggressive Equity Fund (invests in medium to large capitalization stocks with accelerating earnings growth rate), the International Equity Fund (invests in stock markets of major U.S. trading partners), the Short Horizon Strategic Allocation Fund (invests primarily in fixed income securities), the Intermediate Horizon Strategic Allocation Fund (invests in a combination of stocks, bonds and short-term instruments), or the Intermediate/Long Horizon Strategic Allocation Fund (invests primarily in common stocks).

(3) Obligations to Plan Participants

The Employer expects to continue the Plan indefinitely, but reserves the right to amend or terminate the Plan at any time. In the event of dissolution of the Plan, the accounts shall be revalued as if the termination date were a valuation date, and the participant account balances shall be distributed.

Participants are entitled to receive their vested account balance in a lump sum upon separation from service for any reason, including disability and death.

Participants' contributions shall be fully vested at all times. A participant's account is credited with their employee contributions, plus any accumulated investment earnings or losses on those contributions.

The benefit to which a participant is entitled is the benefit that can be provided from a participant's account.

Participants are entitled to withdraw any vested amount from their account. Withdrawal of pretax contributions is subject to written approval from the plan administrator and the purpose of the withdrawal must be for financial hardship.

Participants may borrow up to 50% of the value of their vested interest in the Plan, subject to certain limitations defined in the Plan. Loans must be repaid with interest over a term not to exceed five years, except for a loan for a principal residence which may be repaid over a longer period of time, as established by the Plan.

(4) Federal Income Taxes

OceanFirst received a favorable tax determination letter from the Internal Revenue Service dated May 21, 2003 indicating that the Plan qualifies under the provisions of Section 401 of the Internal Revenue Code and the related trust is exempt from Federal income taxes under Section 501(a) of the Internal Revenue Code. In the opinion of the plan administrator, the Plan and its underlying trust have operated within the terms of the Plan and remain qualified under the applicable provisions of the Internal Revenue Code.

(5) Plan Expenses

Costs of all services rendered on behalf of the Plan are paid first by plan forfeitures and then by OceanFirst, in the absence of plan forfeitures. Additionally, OceanFirst provides, without charge, personnel and office facilities for the administration of the Plan.

(6) Investments

The following is a summary of individual investments, at current value, that represent 5% or more of net assets available for plan benefits at December 31, 2002 and 2001:

	December 31	
	2002	2001
Insurance Company Pooled Separate Accounts:		
Guaranteed Interest Contract Fund	$ 766,343	$ 497,282
Value and Income Fund	816,396	984,990
Growth and Income Fund	732,281	943,494
Special Equity Fund	528,887	742,182
OceanFirst Financial Corp. Stock Fund	5,240,046	3,755,714

RETIREMENT PLAN FOR
OCEANFIRST BANK

Notes to Financial Statements Continued

For the years ended December 31, 2002 and 2001, the Plan's investments, including realized gains (losses) on investments bought and sold, as well as held during the period, appreciated (depreciated) in value as follows:

	December 31, 2002	December 31, 2001
Guaranteed Interest Contract Fund	$ -	$ -
Money Market Fund	1,700	4,371
Intermediate Government Bond Fund	11,747	8,214
Government/Corporate Fixed Bond Fund	-	-
Core Bond Fund	8,434	2,761
High Yield Bond Fund	1,864	94
Value and Income Fund	(165,957)	(26,135)
Growth and Income Fund	(236,004)	(257,014)
Special Equity Fund	(189,987)	(25,939)
Aggressive Equity Fund	(61,521)	(71,863)
International Equity Fund	(21,328)	(25,086)
Short Horizon Strategic Allocation Fund	683	1,286
Intermediate Horizon Strategic Allocation Fund	(9,721)	(3,225)
Intermediate/Long Horizon Strategic Allocation Fund	(35,545)	(13,138)
OceanFirst Financial Corp. Stock Fund	1,592,697	55,339
	$ 897,062	$(350,335)

RETIREMENT PLAN FOR OCEANFIRST BANK

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2002

Number of Units	Description of Investments	Fair Value	Fair Value Per unit
-	Guaranteed Interest Contract Fund	$ 766,343	N/A
3,739.09646	Money Market Fund	112,782	30.1629
7,459.95891	Intermediate Government Bond Fund	194,787	26.1110
-	Government Fixed Bond Fund	342,051	N/A
6,356.82576	Core Bond Fund	144,439	22.7219
6,194.51071	High Yield Bond Fund	82,661	13.3442
10,306.25155	Value and Income Fund	816,396	79.2137
19,042.28677	Growth and Income Fund	732,281	38.4555
10,364.39968	Special Equity Fund	528,887	51.0292
16,220.07518	Aggressive Equity Fund	188,433	11.6173
7,696.42011	International Equity Fund	104,482	13.5754
970.74859	Short Horizon Strategic Allocation Fund	17,156	17.6730
5,804.91393	Intermediate Horizon Strategic Allocation Fund	112,628	19.4021
10,661.59094	Intermediate/Long Horizon Strategic Allocation Fund	235,523	22.0908
113,860.33503	OceanFirst Financial Corp. Stock Fund*	5,240,046	46.0217
-	Participant Loans (Range of interest rates charged – 3.69% to 8.98%)	193,696	N/A

*Related Party

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 26, 2003

Retirement Plan for OceanFirst Bank
Employee Profit Sharing Plan



By: ______________________
John R. Garbarino
Plan Administrator

Exhibit 23.0

INDEPENDENT ACCOUNTANTS' CONSENT

The Board of Directors
OceanFirst Financial Corp.:

We consent to incorporation by reference in the Registration Statement on Form S-8, pertaining to the Retirement Plan for OceanFirst Bank, of OceanFirst Financial Corp., of our report dated June 23, 2003, relating to the statements of net assets available for plan benefits of the Retirement Plan for OceanFirst Bank, as of December 31, 2002 and 2001 and the related statements of changes in net assets available for plan benefits for the years then ended, and the schedule of assets held for investment purposes at end of year, which report appears in the December 31, 2002 Annual Report on Form 11-K of the Retirement Plan for OceanFirst Bank.

KPMG LLP

Short Hills, New Jersey
June 23, 2003

Exhibit 99.1

18 U.S.C. SECTION 1350
AS ADDED BY SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of the Retirement Plan for OceanFirst Bank (the "Plan") on Form 11-K for the period ending December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, John R. Garbarino, Plan Administrator for the Plan and Chief Executive Officer of OceanFirst Financial Corp., certify, pursuant to 18 U.S.C. §1350, as added by §906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. To my knowledge the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan as of and for the period covered by the Report.

/s/ John R. Garbarino
John R. Garbarino
Chief Executive Officer
June 26, 2003

A signed original of this written statement required by Section 906 has been provided to the Retirement Plan of OceanFirst Bank and will be retained by the Retirement Plan of OceanFirst Bank and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 99.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADDED BY SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of the Retirement Plan for OceanFirst Bank (the "Plan") on Form 11-K for the period ending December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Michael Fitzpatrick, Chief Financial Officer of OceanFirst Financial Corp., certify, pursuant to 18 U.S.C. §1350, as added by §906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. To my knowledge the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan as of and for the period covered by the Report.

/s/ Michael Fitzpatrick
Michael Fitzpatrick
Chief Financial Officer
June 26, 2003

A signed original of this written statement required by Section 906 has been provided to the Retirement Plan of OceanFirst Bank and will be retained by the Retirement Plan of OceanFirst Bank and furnished to the Securities and Exchange Commission or its staff upon request.